UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

NEOGENOMICS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

64049M209
(CUSIP Number)

January 12, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Stephen J. Clearman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America
(5) Sole Voting Power

0
Number of	(6) Shared Voting Power
Shares
Beneficially	3,118,746
Owned by	(7) Sole Dispositive Power
Each Reporting
Person With	0
(8) Shared Dispositive Power

3,118,746
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,118,746
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
(11)	Percent of Class Represented by Amount in Row (9)

7.9%
(12)	Type of Reporting Person (See Instructions)

IN

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Tushar Shah
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America
(5) Sole Voting Power

0
Number of	(6) Shared Voting Power
Shares
Beneficially	3,118,746
Owned by	(7) Sole Dispositive Power
Each Reporting
Person With	0
(8) Shared Dispositive Power

3,118,746
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,118,746
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
(11)	Percent of Class Represented by Amount in Row (9)

7.9%
(12)	Type of Reporting Person (See Instructions)

IN

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Kinderhook GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Delaware
(5) Sole Voting Power

0
Number of	(6) Shared Voting Power
Shares
Beneficially	3,118,746
Owned by	(7) Sole Dispositive Power
Each Reporting
Person With	0
(8) Shared Dispositive Power

3,118,746
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,118,746
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
(11)	Percent of Class Represented by Amount in Row (9)

7.9%
(12)	Type of Reporting Person (See Instructions)

OO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Kinderhook Partners, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Delaware
(5) Sole Voting Power

0
Number of	(6) Shared Voting Power
Shares
Beneficially	3,118,746
Owned by	(7) Sole Dispositive Power
Each Reporting
Person With	0
(8) Shared Dispositive Power

3,118,746
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,118,746
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
(11)	Percent of Class Represented by Amount in Row (9)

7.9%
(12)	Type of Reporting Person (See Instructions)

PN

Item	1(a)	Name of Issuer:

Neogenomics, Inc. (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:

12701 Commonwealth Drive, Suite 9
Fort Myers, Florida 33913

Item	2(a)	Name of Person Filing:

Stephen J. Clearman
Tushar Shah
Kinderhook GP, LLC
Kinderhook Partners, LP

2(b)	Address of Principal Business Office, or, if None, Residence:

1 Executive Drive
Suite 160
Fort Lee, NJ 07024

2(c)	Citizenship:

Stephen J. Clearman - United States of America
Tushar Shah - United States of America
Kinderhook GP, LLC - Delaware
Kinderhook Partners, LP - Delaware

2(d)	Title of Class of Securities:

Common Stock, par value $0.001

2(e)	CUSIP Number:

64049M209

Item	3.	This statement is filed pursuant to Rule 13d-1(c).

Item	4.	Ownership:

Ownership as of January 20, 2011 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G.

Item	5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item	7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item	8.	Identification and Classification of Members of the Group:

Not applicable.

Item	9.	Notice of Dissolution of Group:

Not applicable.

Item	10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 20, 2011	KINDERHOOK PARTNERS, L.P.

	By:	/s/ Stephen J. Clearman
Name: Stephen J. Clearman
Title: Managing Member

KINDERHOOK GP, LLC

	By:	/s/ Stephen J. Clearman
Name: Stephen J. Clearman
Title: Managing Member

/s/ Tushar Shah
Name: Tushar Shah

/s/ Stephen J. Clearman
Name: Stephen J. Clearman